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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53097

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M3 Capital Partners LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

150 South Wacker Drive, Suite 3100

(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald E. Suter   312-499-8500

                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing

FEB 28 2020

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Donald E. Suter _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M3 Capital Partners LLC _____ , as of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
KIMBERLI K LIPPIATT
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/22

_____
Signature

Principal _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

M3 Capital Partners LLC and Subsidiaries
Consolidated Financial Statements
December 31, 2019

M3 Capital Partners LLC and Subsidiaries
Index
December 31, 2019



pwc

Report of Independent Registered Public Accounting Firm

To the Board of directors and members

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of M3 Capital Partners LLC and its subsidiaries (the "Company") as of December 31, 2019, and the related consolidated statements of operations and comprehensive income, of changes in equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us



pwc

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2020

We have served as the Company's auditor since 2002.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Financial Position
December 31, 2019

Assets

Cash and cash equivalents	$ 59,272,677
Accounts receivable	25,551,492
Investments, at fair value (cost of $127,743,576)	147,469,105
Fixed assets, net of accumulated depreciation	1,287,077
Operating lease right-of-use assets, net of accumulated depreciation	3,142,032
Notes receivable from employees/members	1,279,559
Prepaid assets	387,567
Other assets	510,265
Total assets	$238,899,774

Liabilities and Equity

Liabilities

Accrued compensation and other accrued expenses	$ 44,522,393
Deferred compensation payable	147,165,224
Operating lease liabilities	3,413,640
Long-term liabilities	85,861
Total liabilities	195,187,118

Equity

Members' capital	43,966,036
Accumulated other comprehensive loss	(1,312,164)
Total members' equity	42,653,872
Noncontrolling interest in subsidiaries	1,058,784
Total equity	43,712,656
Total liabilities and equity	$238,899,774

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Operations and Comprehensive Income
Year Ended December 31, 2019

Revenues

Financial advisory fees	$ 26,390,845
Management fees	15,074,924
Incentive fees	11,813,529
Reimbursement income	34,428,761
Dividend income	7,636,968
Realized and unrealized appreciation on investments	5,458,718
Other income	1,459,618
Total revenues	102,263,363

Expenses

Payroll and related costs	51,424,165
Deferred compensation	21,785,115
Professional fees	3,109,628
Occupancy costs	1,996,512
Travel and entertainment	3,606,341
Marketing and presentation costs	366,587
Office expenses	1,042,553
Insurance expense	153,833
Recruitment	323,612
Depreciation	351,174
Industry databases and publications	516,242
Regulatory fees and expenses	107,975
Other expenses	12,128,386
Total operating expenses	96,912,123
Net income before income taxes	5,351,240
Income taxes	(1,498,051)
Net income	3,853,189
Net income attributable to noncontrolling interests in subsidiaries	(586,275)
Net income attributable to members	3,266,914

Other comprehensive income

Foreign currency translation adjustments	(167,351)
Comprehensive income	$ 3,099,563

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Changes in Equity
Year Ended December 31, 2019

	Members' Capital	Accumulated Other Comprehensive Loss	Noncontrolling Interests in Subsidiaries	Total Equity
Balance at December 31, 2018	$ 41,041,591	$ (1,144,813)	$ 549,190	$ 40,445,968
Net income	3,266,914	-	586,275	3,853,189
Distributions	-	-	(539,062)	(539,062)
Capital contributions	-	-	157,321	157,321
Returns of capital	-	-	(41,479)	(41,479)
Transfer to noncontrolling interests	(342,469)	-	342,469	-
Foreign currency translation adjustments	-	(167,351)	4,070	(163,281)
Balance at December 31, 2019	$ 43,966,036	$ (1,312,164)	$ 1,058,784	$ 43,712,656

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities	
Net income	$ 3,853,189
Adjustments to reconcile net income to net cash flows	
used in operating activities	
Depreciation expense	351,174
Realized loss on disposal of fixed assets	6,868
Realized and unrealized appreciation on investments	(5,458,718)
Changes in operating assets and liabilities:	
Increase in accounts receivable	(1,053,615)
Decrease in operating lease right of use assets	1,502,772
Decrease in prepaid and other assets	65,859
Decrease in accrued compensation and other accrued expenses	(16,331,044)
Increase in deferred compensation liability	8,343,937
Decrease in operating lease liabilities	(1,279,294)
Increase in long-term liabilities	2,716
Net cash flows used in operating activities	(9,996,156)
Cash flows from investing activities	
Purchases of fixed assets	(663,855)
Sales of investments in real estate private equity funds	765,410
Purchases of investments in real estate private equity funds	(2,589,038)
Returns of capital from investments in real estate private equity funds	591,072
Notes issued to employees/members	(30,357)
Repayments of notes from employees/members	47,064
Net cash flows used in investing activities	(1,879,704)
Cash flows from financing activities	
Capital contributions by noncontrolling interests in subsidiaries	157,321
Distributions to noncontrolling interests in subsidiaries	(539,062)
Returns of capital to noncontrolling interests in subsidiaries	(41,479)
Net cash flows used in financing activities	(423,220)
Effect of exchange rate changes on cash balance	(28,026)
Net decrease in cash and cash equivalents	(12,327,106)
Cash and cash equivalents	
Beginning of year	71,599,783
End of year	$ 59,272,677
Supplemental operating cash flow information	
Income taxes paid during the year, net of refunds	$ 2,988,457
Operating lease payments	$ 1,351,321
Supplemental disclosure of noncash activities	
Write off of depreciated fixed assets	$ 291,506
Investments in real estate private equity funds (refer to note 3)	$ 2,793,980
Non-cash deferred compensation (refer to note 3)	$ 2,793,980
Operating lease right of use assets obtained in exchange for lease obligations	$ 4,565,700
Reductions to right of use assets resulting from reductions to lease obligations	$ (9,729)
Non-cash transfer of equity interests to noncontrolling interest	$ 342,469

The accompanying notes are an integral part of these consolidated financial statements.

1.   **General Information**

M3 Capital Partners LLC ("M3") and its wholly owned subsidiaries, M3 Capital Partners Limited ("M3 Ltd."), M3 Capital Partners (HK) Limited ("M3 HK Ltd.") and M3 Capital Partners Gestora de Recursos Ltda. ("M3 Ltda."), were formed for the purpose of providing global real estate investment banking services, including provision of financial advisory services. M3 is a registered broker-dealer in the United States and has an office in Chicago. M3 Ltd. maintains an office in London and holds a securities license through its subsidiary M3 Capital Partners (UK) LLP ("M3 LLP"). M3 HK Ltd. is a licensed securities dealer in Hong Kong and maintains an office in Hong Kong and a subsidiary in Beijing, China. M3 Ltda. maintains an office in São Paulo. M3 does not take a position in any securities (other than investment securities) and does not hold customers' securities at any time.

Evergreen Investment Advisors LLC ("EIA") is a registered investment advisor under the Investment Advisers Act of 1940 and a wholly owned subsidiary of M3 which was established to manage real estate private equity funds. Flins Capital Partners GmbH ("Flins GmbH") was established in Munich as a subsidiary of M3, and provides sub-advisory services in managing real estate based private equity funds. M3 has formed other subsidiaries to hold minority stakes in these various real estate private equity funds, and these subsidiaries are owned, in part, by noncontrolling investors.

The Class C and Class D interests in M3 are owned by management members of M3. The primary difference between the Class C and the Class D units is the allocation of earnings. Specifically, for each series of Class D units, the Company must achieve a performance objective (the "Hurdle Threshold"), as defined in the Fifth Amended and Restated LLC Agreement, to become eligible for distributions. In the event of liquidation, members' equity will be distributed in accordance with the terms of the Fifth Amended and Restated LLC Agreement, which are based primarily on ownership percentages.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are presented in U.S. dollars.

The accompanying consolidated financial statements include the results of M3 and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. Noncontrolling interests are treated as a separate component of equity, with any changes in the ownership interest (in which control is retained) accounted for as capital transactions.

Cash and Cash Equivalents
The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company invests its cash primarily in deposits and with commercial banks. At times, cash balances held at banks and financial institutions may exceed federally insured amounts. The Company believes that credit risk is mitigated by depositing cash in or investing through major financial institutions. Cash and cash equivalents have no restrictions or credit issues. Money market funds are considered to be Level 1 securities.

Accounts Receivable

Accounts receivable is comprised primarily of amounts due to the Company for fees earned on financial advisory transactions and investment advisory activities, including reimbursable expenses. The receivables are recorded when the related revenue is earned. Given the nature of these receivables, the amounts recorded on the consolidated statement of financial position approximate fair value. The receivables are reviewed periodically for potential impairment.

Investments

The Company's investments are comprised of interests in real estate private equity funds, the primary focus of which is generally to invest in or alongside product focused real estate operating companies located in the United States and internationally. These interests typically have redemption restrictions, which may include specified redemption windows and/or approval by all fund investors. In accordance with GAAP, investments are carried at estimated fair value as determined by the funds' manager, based on assumptions made and valuation techniques used by the manager. Changes in fair value are recorded as unrealized appreciation on investments in the consolidated statement of operations and comprehensive income. The investments held by the funds are not readily marketable, and the estimated fair values could materially differ from the fair values received by the funds in connection with disposition of an investment. A portion of such investments was received in settlement of incentive fees earned by the Company, as described in note 3.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets (generally two to ten years).

Notes Receivable from Employees/Members

Notes receivable from employees/members have an interest rate of 2.50%. Repayment is due in 2026.

Liabilities

Expenses are accrued when they are reasonably estimable.

Leases

Effective January 1, 2019, the Company modified its method of accounting for leases due to the adoption of Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), as amended, which requires lessees to recognize most leases on the statement of financial position and to disclose key information about leasing arrangements.

The Company is a lessee in several noncancelable operating leases for office space, employee housing and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the incremental borrowing rate is utilized, based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a fully collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment, generally obtained from local financial institutions. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and

any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease costs associated with short-term leases are recognized on a straight-line basis over the lease term.

The Company adopted ASU 2016-02 using the prospective transition approach and applied the package of practical expedients in transitioning to the new guidance. Electing the practical expedients allowed the Company to not reassess: (i) whether any expired or existing contracts for office space, employee housing and office equipment, are or contain leases, (ii) lease classification for any expired or existing leases and (iii) initial direct costs for any expired or existing leases. Also, the Company made an accounting policy election by class of underlying asset, to account for each separate lease component of a contract and its associated non-lease components as a single lease component. Adoption of this ASU resulted in the recognition of lease right-of-use assets of approximately $3.1 million and lease liabilities of approximately $3.1 million as of January 1, 2019.

Revenue Recognition
Revenue from contracts with customers includes financial advisory fees, management and incentive fees, and related income from the reimbursement of expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure commensurate with the satisfaction of the performance obligation by the Company under the relevant contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides financial advisory services. Financial advisory fees are recognized at the point in time that performance pursuant to the contractual arrangement is completed (the closing date of the transaction, or upon completion of certain tasks) or the contract is cancelled. Retainers and other fees received from customers prior to recognizing revenue are reflected as liabilities.

The Company provides investment management services on a daily basis. The Company believes the performance obligation for providing investment management services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time, as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Incentive fees are payable to the Company as additional consideration for its investment management services. The Company receives fees that vary based on a managed fund achieving specified performance benchmarks or contractual hurdles over a contractual performance period. These fees are earned once returns have exceeded these specified performance measures. These incentive fees are considered variable consideration, as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified hurdle rate, both of which are highly susceptible to factors outside the Company's influence.

Incentive fees for managing real estate private equity funds are recognized once it is probable that a significant reversal will not occur. Estimates for incentive fees payable on an annual basis are recorded at year-end, as the uncertainty associated with this consideration is resolved upon receipt

of payment. Incentive fees recognized during the year are primarily related to performance obligations that have been satisfied during the year. Estimates for non-annual incentive fees, which may be payable at certain future dates, are not recorded until they become payable, as there is significant uncertainty surrounding the expected fee amounts.

Dividends received on investments are recognized as income on the ex-dividend date.

Other income is comprised primarily of interest income and consulting services. Revenue for consulting services is recognized at the time the services are provided, in accordance with the related contracts.

Reimbursement Income
Expenses which are reimbursed by customers are recorded as reimbursement income in the consolidated statement of operations and comprehensive income at the time the related revenues are recorded.

Other Comprehensive Income
Other comprehensive income for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity. Subsidiaries with functional currencies of Euro, British pounds sterling, Hong Kong dollars, Chinese yuan, or Brazilian reais translate their financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive loss as a separate component of members' equity.

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   **Related Party Transactions**

EIA
EIA manages a real estate private equity fund, in which M3 is a minority investor through its subsidiary entities. For the year ended December 31, 2019, EIA earned approximately $7.9 million in management fees. In 2019, EIA also earned expense reimbursements of approximately $18.2 million, which is included in reimbursement income in the consolidated statement of operations and comprehensive income. As of December 31, 2019, approximately $6.4 million due from the real estate private equity fund to EIA is included in accounts receivable on the consolidated statement of financial position.

Everview Capital Partners (HK) Limited
Everview Capital Partners (HK) Limited ("Everview") was a subsidiary of one of the real estate private equity funds managed by EIA. In 2019, M3 HK Ltd. earned expense reimbursements of approximately $1.2 million from Everview, which is included in reimbursement income in the consolidated statement of operations and comprehensive income. Everview separated during 2019, and M3 HK Ltd. no longer earns reimbursement income from the relationship.

Flins GmbH
Flins GmbH is a sub-advisor to real estate private equity funds, in which M3 is a minority investor through its subsidiary entities. In relation to this arrangement, in 2019, subsidiaries of M3 earned

approximately $7.2 million in management fees, expense reimbursements of $329,691, and other income of $752,502 which are included in the consolidated statement of operations and comprehensive income. As of December 31, 2019, $483,315 of this income was due from the real estate private equity funds and is included in accounts receivable on the consolidated statement of financial position.

M3
Included in accounts receivable on the consolidated statement of financial position is $1,114,369 of tax payments made on behalf of certain members.

Incentive Fees
The annual incentive fee payable in cash by a fund (the "Atrium Fund") managed by a subsidiary of the Company is based on the net distributable cashflow of the Atrium Fund, and calculated as a defined percentage of excess distributions (beyond a defined threshold yield) paid to investors in the Atrium Fund. No estimated incentive fee from the Atrium Fund was recognized by the Company during 2019.

An interim incentive fee payable by the Atrium Fund was received by a subsidiary of the Company during 2019. The total incentive fee of approximately 2.2 million Euros (equivalent to approximately $2.5 million) was recognized by the Company during 2019 and is included in incentive fees in the consolidated statement of operations and comprehensive income. Of this amount, approximately $.5 million was earned and distributed to a noncontrolling investor.

The annual incentive fee payable by a fund (the "Evergreen Fund") managed by EIA is based on the operating-income distribution yield of the Evergreen Fund, and calculated as a defined percentage of excess distributions (beyond a defined threshold yield) paid to the Evergreen Fund's majority investor. Under the terms of the Evergreen Fund's LLC Agreement, incentive fees are paid through the issuance of units in the Evergreen Fund ("Retained Units"). Such units are redeemable at issuance for cash upon prior notification and then on an annual basis at specified redemption dates.

Corresponding units which are indexed to the value of outstanding Retained Units (the "Tracking Units") entitle their holders to any corresponding income distributions which the Retained Units receive from the Evergreen Fund. Retained Units and Tracking Units were first issued in 2015 in connection with an incentive fee payout, and further issuances of both are expected as future incentive fees are paid by the Evergreen Fund. Tracking Units will be redeemed and settled in cash by the Company either upon termination of employment, or on specified annual dates when liquidity is offered. The Retained Units are reflected in investments, and the corresponding Tracking Units are reflected in deferred compensation payable on the consolidated statement of financial position. Ongoing changes in fair value of the Retained Units are recorded as realized and unrealized appreciation on investments in the consolidated statement of operations and comprehensive income. Equivalent offsetting changes in the fair value of the Tracking Units and distributions of income are recorded as deferred compensation in the consolidated statement of operations and comprehensive income.

In 2019, an annual incentive fee previously accrued by the Company of approximately $8.3 million was paid by the Evergreen Fund. The Company elected to receive payment through a combination of approximately $5.5 million of units redeemed at issuance for cash and $2.8 million of Retained Units. The Company elected to retain approximately $3.2 million of cash, and the balance of $5.1 million was distributed to members and employees of the Company in recognition of the services provided by such personnel. This was accomplished by distributing the remaining $2.3 million of cash and issuing approximately $2.8 million of Tracking Units.

An estimated incentive fee of $9.3 million from the Evergreen Fund was recognized by the Company during 2019 and is included in incentive fees in the consolidated statement of operations and comprehensive income and accounts receivable on the consolidated statement of financial position. The Company expects to receive this incentive fee in 2020, and may elect to receive either cash or units in the Evergreen Fund as consideration. As of the date of the consolidated financial statements, the Company expects to distribute this fee amount to members and employees similar to the incentive fee received in 2019, as described above. As such, the amount is included in deferred compensation expense in the consolidated statement of operations and comprehensive income, as well as in deferred compensation payable on the consolidated statement of financial position.

4. Strategic Agreement

In January 2016, a strategic agreement (the "Agreement") was entered into between M3 HK Ltd. and an existing financial advisory client (the "Strategic Client") based in Singapore, for the provision of services by M3 HK Ltd. and its affiliates to act exclusively to provide financial advisory services to the Strategic Client. The Company also continues to provide financial advisory services to other clients. The Company receives fees from the Strategic Client for the provision of its services under the Agreement which are comprised of annual fees and success fees. Additionally, in consideration of the Strategic Client engaging M3 HK Ltd. and its affiliates on an exclusive basis, the Company may pay an annual amount ("Annual Payment") to the Strategic Client, which is calculated based on the net profits of the financial advisory business of the Company.

Under the terms of the Agreement, the Company has accrued $10,556,338 as the Annual Payment due to the Strategic Client, which is included in accrued compensation and other accrued expenses on the consolidated statement of financial position and in other expenses in the consolidated statement of operations and comprehensive income.

5. Compensation Plans

The Company offers defined contribution plans whereby it matches a portion of employee contributions to the plans. The Company made contributions of $470,099 during 2019, which is included in payroll and related costs in the consolidated statement of operations and comprehensive income.

6. Fixed Assets

Fixed assets consisted of the following as of December 31, 2019:

Computer equipment and software	$ 1,071,062
Office furniture and equipment	654,770
Leasehold improvements	1,799,737
Accumulated depreciation	(2,238,492)
Total fixed assets, net of accumulated depreciation	$ 1,287,077

7. Commitments and Contingencies

The Company has obligations as a lessee for office space, employee housing, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. When the Company is reasonably certain to exercise renewal options, the optional periods are included in determining the lease term, and associated payments under these renewal options are included in lease payments. The Company's leases do not include

termination options for either party to the lease or restrictive financial or other covenants. Certain of the Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$1,565,071
Variable lease cost	373,111
Short-term lease cost	33,762
Total lease cost	$1,971,944

Operating lease right-of-use assets of $3,142,032 and operating lease liabilities of $3,413,640 are reported on the consolidated statement of financial position as of December 31, 2019.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

Years ended December 31,	
2020	$ 1,552,643
2021	859,893
2022	501,828
2023	261,541
2024	242,246
Thereafter	288,830
Total payments	$ 3,706,981
Present value adjustment	(293,341)
Present value of net minimum lease payments	$ 3,413,640

Rent expense is recognized on a straight-line convention, under which contractual rent changes are recognized evenly over the lease term. As of December 31, 2019, the weighted-average discount rate used to determine the lease liabilities was 4.25% and the weighted-average remaining lease term was 3.6 years.

The Company has made capital commitments of $9.35 million and 1.52 million Euros (equivalent to $1,710,083 as of December 31, 2019) to related-party real estate private equity funds. As of December 31, 2019, $6,988,071 of these commitments had been contributed to the funds and is included in investments on the consolidated statement of financial position. During 2019, $2,589,038 was called and contributed to the funds, as reflected on the consolidated statement of cash flows.

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

M3 Capital Partners LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019

8. **Income Taxes**

As a limited liability company, M3 is not subject to U.S. federal income taxes. Taxable earnings of M3 flow through to the members. M3 Ltd., M3 HK Ltd., M3 Ltda., Flins GmbH and other subsidiaries situated in Luxembourg are subject to corporate taxes calculated using the income tax rates in effect under existing legislation. The 2019 statutory UK tax rate applicable to M3 Ltd. was 19%, while the Hong Kong statutory tax rate applicable to M3 HK Ltd. was 8.25% for the first HK$2 million of profits and 16.5% on the remaining profits. The 2019 Chinese statutory tax rate applicable to the Beijing subsidiary was 10%, the Brazilian statutory rate applicable to M3 Ltda. was 34%, the German statutory rate applicable to Flins GmbH was 32.975% and the Luxembourg statutory rate applicable to subsidiaries situated in Luxembourg was 24.94%.

Total income tax expense for the taxable subsidiaries of M3 was $1,498,051 for the year ended December 31, 2019. This is comprised of current income tax expense of $1,572,128 and deferred income tax benefit of $74,077. The deferred income tax benefit is a function of temporary differences occurring during the year (items which are treated differently for tax purposes than for financial reporting purposes) and the utilization of previously recognized deferred income tax assets. Temporary differences are due primarily to differences in depreciation timing between financial reporting and tax methods.

As of December 31, 2019, an accrual for income taxes of $310,357 is included in other accrued expenses, an accrued refund of $387,453 is included in accounts receivable, a deferred tax asset of $216,321 is reflected in other assets, and a deferred tax liability of $2,589 is included in long-term liabilities on the consolidated statement of financial position.

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions (Accounting Standards Codification Topic 740, Income Taxes) requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2019, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2013 forward (with limited exceptions).

9. **Reserve Requirements and Net Capital Requirements**

M3 is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act, which requires the maintenance of minimum net capital. M3 utilizes the aggregate indebtedness method permitted by Rule 15c3-1. As of December 31, 2019, M3 had net capital of $3,941,222 which exceeded required net capital by $2,420,171.

M3 claims exemption under Section k(2)(i) of Rule 15c3-3 of the Securities Exchange Act Reserve Requirements.

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

M3 Capital Partners LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2019

	Total Company	Effect of Consolidation	M3
Total assets	$238,899,774	$172,306,878	$ 66,592,896
Total liabilities	195,187,118	171,328,441	23,858,677
Total equity	43,712,656	978,437	42,734,219

The Company's investments in and receivables from subsidiaries of $36,610,189 is not included in the computation of M3's net capital under Rule 15c3-1.

M3 LLP is subject to maintenance of adequate capital resources requirements as promulgated by the Financial Conduct Authority in the UK. As of December 31, 2019, M3 LLP had capital resources of 3.545 million pounds sterling, which exceeded its capital resources requirement by 3.495 million pounds sterling (equivalent to $4.688 million and $4.622 million U.S. dollars, respectively).

M3 HK Ltd. is subject to maintenance of adequate capital resources requirements as promulgated by the Securities and Futures Commission in Hong Kong. As of December 31, 2019, M3 HK Ltd. had capital resources of 67.8 million Hong Kong dollars, which exceeded its capital resources requirement by 62.1 million Hong Kong dollars (equivalent to $8.7 million and $8.0 million U.S. dollars, respectively).

10. Fair Value Measurements

Investments
The Company holds investments in real estate private equity funds, which are stated at fair value in the consolidated financial statements in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("ASC 820"). This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

The investments held by the funds are not readily marketable, and the estimated fair values are determined by the funds' managers based on various methods including discounted cash flows, direct capitalization and earnings multiples. The Company uses its pro-rata share of NAV, as determined by the funds' managers, as its measure of fair value for interests in real estate private equity funds. The Company has determined that NAV was computed in a manner consistent with the measurement principles of investment company accounting, and therefore, no adjustments were made to NAV. As of December 31, 2019, $147,469,105 of investments in real estate private equity funds are included on the consolidated statement of financial position.

Deferred Compensation
The Company recognizes increases/decreases in deferred compensation expense based upon the performance of investments in real estate private equity funds, due to the fact that Tracking Units (refer to note 3) issued to employees/members are indexed to the performance of certain investments in real estate private equity funds. The performance of the investments is measured at fair value in accordance with fair value measurements information described above.

Approximately $765,000 of Retained Units and corresponding Tracking Units were redeemed at NAV during 2019. The redemption event resulted in realization of approximately $127,000 of previously unrealized gain upon sale.

11. **Subsequent Events**

The Company has evaluated all subsequent events through the issuance of these consolidated financial statements and has determined that any events or transactions occurring during this period that would require recognition or disclosure are appropriately reflected in these consolidated financial statements and the notes thereto.

Supplemental Schedules

M3 Capital Partners LLC
Computation of Net Capital under Rule 15c3-1 of the
Securities Exchange Act of 1934
December 31, 2019
Schedule I

Net capital	
Total equity	$ 43,712,656
Noncontrolling interests in subsidiaries	(1,058,784)
Subsidiary deficit from purchase of noncontrolling interests	80,347
Investments in and receivables from subsidiaries	(36,610,189)
Other nonallowable assets	(1,835,882)
Net capital before haircut	4,288,148
Haircut on securities	(346,926)
Net capital	3,941,222
Aggregate indebtedness (AI)	22,815,759
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	1,521,051
Excess net capital	2,420,171
Excess net capital at 1,000% (net capital minus 10% of AI)	$ 1,659,646
Percentage of aggregate indebtedness to net capital	578.90%

There are no material differences between the above computation and the computation included on a nonconsolidated basis in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2019   Schedule II

M3 claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Accordingly, M3 is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.



Report of Independent Accountants

To the Board of directors and management:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by M3 Capital Partners LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of M3 Capital Partners LLC for the year ended December 31, 2019, solely to assist the specified parties in evaluating M3 Capital Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for M3 Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the sum of Total Revenue amount reported on line 9 of the Statement of Income (Loss) for each of the four quarterly FOCUS reports of M3 Capital Partners LLC for the year ended December 31, 2019 to the Total revenue amount of $9,276,242 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2019, noting no differences.

2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared the deduction on line 2c (8) for other revenue not related either directly or indirectly to the securities business, of $9,276,242 to the sum of the general ledger account numbers 64204201, 64104302, 64108825, 66004400, 66004412, and 66004449 of M3 Capital Partners LLC that represented revenue related to unregistered investment contracts related to real estate partnerships, noting no differences.

3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 2, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7, noting no differences.

4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2018, noting no differences.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us



pwc

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of M3 Capital Partners LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6******942****************ALL FOR AADC 606
53097   FINRA   DEC
M3 CAPITAL PARTNERS LLC
ATTN AMY MOSNY CONTROLLER
150 S WACKER DR STE 3100
CHICAGO, IL 60606-4224

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Amy Mosny 312-491-8556

2. A. General Assessment (item 2e from page 2) $ Ø

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (Ø   )

      Date Paid

   C. Less prior overpayment applied   (150   )

   D. Assessment balance due or (overpayment)   (150)

   E. Interest computed on late payment (see instruction E) for _Ø_ days at 20% per annum   Ø

   F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ❑ Funds Wired ❑ ACH ❑
      Total (must be same as F above) $ Ø

   H. Overpayment carried forward $(150   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M3 Capital Partners LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of February , 20 20 .   Chief Operating Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,276,242

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   All revenues relate to unregistered investment contracts   9,276,242
   (Deductions in excess of $100,000 require documentation) _related to real estate partnerships._

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)

      Total deductions   9,276,242

2d. SIPC Net Operating Revenues $ Ø

2e. General Assessment @ .0015 $ Ø

(to page 1, line 2.A.)

2



pwc

Report of Independent Accountants

To the Board of directors and management:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by M3 Capital Partners LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of M3 Capital Partners LLC for the year ended December 31, 2019, solely to assist the specified parties in evaluating M3 Capital Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for M3 Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the sum of Total Revenue amount reported on line 9 of the Statement of Income (Loss) for each of the four quarterly FOCUS reports of M3 Capital Partners LLC for the year ended December 31, 2019 to the Total revenue amount of $9,276,242 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2019, noting no differences.

2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the deduction on line 2c (8) for other revenue not related either directly or indirectly to the securities business, of $9,276,242 to the sum of the general ledger account numbers 64204201, 64104302, 64108825, 66004400, 66004412, and 66004449 of M3 Capital Partners LLC that represented revenue related to unregistered investment contracts related to real estate partnerships, noting no differences.

3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 2, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7, noting no differences.

4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2018, noting no differences.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us



We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of M3 Capital Partners LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)
TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
6*6*******942******************ALL FOR AADC 606
53097   FINRA   DEC
M3 CAPITAL PARTNERS LLC
ATTN AMY MOSNY CONTROLLER
150 S WACKER DR STE 3100
CHICAGO, IL 60606-4224
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Amy Mosny 312-499-8556

2. A. General Assessment (item 2e from page 2) $ __0__

     B. Less payment made with SIPC-6 filed (**exclude interest**)   (__0__)

                 Date Paid

     C. Less prior overpayment applied   (__150__)

     D. Assessment balance due or (overpayment)   __(150)__

     E. Interest computed on late payment (see instruction E) for __0__ days at 20% per annum   __0__

     F. Total assessment balance and interest due (or overpayment carried forward) $ __(150)__

     G. **PAYMENT: √ the box**
        Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☐
        Total (must be same as F above) $ __0__

     H. Overpayment carried forward $(__150__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M3 Capital Partners LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __25__ day of __February__, 20 __20__.   Chief Operating Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions: _____

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _9,276,242_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    All revenues relate to unregistered investment contracts   _9,276,242_
    (Deductions in excess of $100,000 require documentation) _related to real estate partnerships._

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   _9,276,242_

2d. SIPC Net Operating Revenues $_____0____

2e. General Assessment @ .0015 $_____0____

                                    (to page 1, line 2.A.)

2



pwc

Report of Independent Registered Public Accounting Firm

To the Board of directors and management

We have reviewed M3 Capital Partners LLC's assertions, included in the accompanying M3 Capital Partners LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2020

M3 Capital Partners LLC's Exemption Report

M3 Capital Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

M3 Capital Partners LLC

I, Don Suter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Principal, Chief Executive Officer
February 25, 2020



pwc

Report of Independent Registered Public Accounting Firm

To the Board of directors and management

We have reviewed M3 Capital Partners LLC's assertions, included in the accompanying M3 Capital Partners LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2020

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

M3 Capital Partners LLC's Exemption Report

M3 Capital Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

M3 Capital Partners LLC

I, Don Suter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Principal, Chief Executive Officer
February 25 , 2020